SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:

Press release regarding the Company’s unaudited financial condition and results of operations for the three (3) months ended March 31, 2008;

Promotions to officer rank and confirmation of appointment of an officer of the Company;

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock; Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock which were originally issued on June 4, 2001 and will be mandatorily converted into Common Stock of the Company on June 5, 2008; and

Appointment by the Audit Committee of Sycip Gorres Velayo & Company as the Company’s external auditors for 2008;

10 6

Exhibit 1

May 6, 2008

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the three (3) months ended March 31, 2008.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

May 6, 2008

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the three (3) months ended March 31, 2008.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL C. FURIGAY	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,184,839 As of March 31, 2008	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Page 3 of 10

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  6 May 2008

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

___________________________________________________________

___________________________________________________________

___________________________________________________________

Exhibit 1

PLDT Press release

1Q08 CONSOLIDATED NET INCOME UP 21% TO P10.4 BILLION

CORE NET INCOME RISES 11% TO P9.3 BILLION

CELLULAR SUBSCRIBER BASE EXCEEDS 32 MILLION

•         Consolidated net income of P10.4 billion for the first quarter of 2008, 21% higher than the P8.6 billion net income in the first quarter of 2007

•         Core net income at P9.3 billion, an increase of 11% from the P8.4 billion recorded in the

•         same period last year

•         Consolidated service revenues up 6% year-on year to P34.9 billion. Wireless service revenues increase 8% to P22.5 billion; Fixed service revenues up 4% to P12.4 billion; and ePLDT service revenues grow 6% to P2.6 billion

•         Consolidated EBITDA rises to P21.8 billion; consolidated EBITDA margin improves to 63% of service revenues

•         Cellular subscriber base surpasses 32 million as at end-April 2008

•         Total broadband subscribers now exceed 661,000 with total revenue contribution from broadband and internet services of P2.5 billion, 51% higher than last year’s

•         Consolidated net debt down to US$406 million (US$967 million once adjusted for final dividend payment); gross debt has declined to US$1.6 billion

MANILA, Philippines, 6th May 2008 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced unaudited financial results for the first quarter of 2008 with consolidated net profit of P10.4 billion, an increase of 21% from the P8.6 billion net profit reported last year. This year’s results benefited from significant mark-to-market foreign exchange and derivative gains plus a one-time  gain of approximately P0.7 billion arising from the designation as non-hedges of certain derivatives related to the Company’s 2009, 2012 and 2017 bonds which had previously been designated as hedges. Core net income, net of these exceptional items, rose to P9.3 billion in the first three months of 2008, 11% over the core net income of P8.4 billion in the same period in 2007. Consolidated service revenues increased by 6% to P34.9 billion, notwithstanding the 16% appreciation of the peso which negatively impacted the dollar-linked revenues of the Group, which could account for as much as 36% of consolidated revenues. Consolidated EBITDA improved by 7% to P21.8 billion while EBITDA margin improved slightly to 63%.

The Group’s consolidated balance sheet continued to strengthen, with consolidated debt balances down to US$1.6 billion. Net debt as at 31st March 2008 stood at approximately US$406 million (equivalent to US$ 967 million if the P23.4 billion representing the common dividend payment due in April 2008 were deducted from outstanding cash balances). Effecting the same adjustment, net debt to EBITDA and net debt to equity ratios stood at 0.48 times and 0.41 times, respectively.

Consolidated free cash flow stood at P17.3 billion in the first quarter of 2008. Consolidated capital expenditures were at P3.1 billion, with spending expected to accelerate as the Company continues to build out capacity and coverage of its wireless and broadband networks aggressively. Capital expenditures for the Group in 2008 are expected to approximate the P25 billion spent in 2007.

Page 5 of 10

Exhibit 1

Wireless: Sustaining Momentum

Consolidated wireless service revenues rose to P22.5 billion for the first three months of 2008, 8% higher than the P20.8 billion realized in the same period last year. Cellular subsidiaries, Smart Communications, Inc (“Smart”) and Pilipino Telephone Corporation (”Piltel”) have consistently maintained their solid performances.

Consolidated wireless EBITDA improved by 8% to P14.5 billion this year from P13.5 billion last year. EBITDA margin dipped marginally to 64% due to certain one-off cash expenses in the satellite business.

The PLDT Group’s total cellular subscriber base for the first quarter of 2008 continued to grow strongly as Smart recorded net additions of approximately 280,000 subscribers and Talk ‘N Text added about 1.25 million subscribers to end the period with 20.6 million and 11 million subscribers, respectively, or a total of 31.6 million subscribers. And as at end-April 2008, the PLDT Group’s cellular subscriber base had surpassed the 32 million mark.

“Despite the increasingly difficult economic environment, Smart sustained its strong subscriber numbers as we persevered with our efforts at finding creative solutions and meet our markets’ needs," stated Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart Bro, Smart’s wireless broadband service – through its wholly-owned subsidiary Smart Broadband, Inc - showed no signs of slowing down as its wireless broadband subscriber base grew 14% for the quarter to reach 348,000 at end-March 2008, adding 46,000 new subscribers for the quarter. Wireless broadband revenues grew 122% to about P919 million in the first quarter of 2008, an improvement over the P414 million for the same period in 2007. On the heels of its postpaid Plug-It service which was introduced in November 2007, SmartBro has just launched a prepaid version, making the Internet available to a broader segment of the population with affordable sachet pricing, nationwide coverage and easy loading. Plug-It offers instant, internet access through a portable wireless modem and is available in all areas where Smart’s network coverage is present.

“The Internet is the new cellular and just as we have put the mobile phone in most people’s hands, so will we make the Internet accessible to all”, added Orlando B. Vea, Chief Wireless Adviser of Smart.

On 25th March 2008, Smart acquired the entire issued and outstanding capital stock of PH Communications Holdings Corporation and Francom Holdings, Inc., which collectively own 100% of Connectivity Unlimited Resource Enterprise, Inc. (“CURE”), for the total amount of P419.54 million. Smart also stated its intention to invest up to P210 million in CURE, in the form of subscriptions for new shares of CURE. CURE is one of the four licensees awarded by the National Telecommunications Commission with a 3G frequency in December 2005. It was awarded an allocation of 10 Mhz in the 2100 Mhz band and expects to launch its commercial service in May this year. The acquisition dovetails with Smart’s previously announced plan to provide expanded and enhanced 3G services nationwide, including higher speed wireless broadband services. CURE is envisaged to provide Smart with a platform to offer and provide differentiated 3G services for targeted markets.

Page 6 of 10

Exhibit 1

PLDT Fixed Line: Registering Growth

Fixed Line service revenues increased 4% to P12.4 billion in the first three months of 2008 from P11.9 billion last year as improvements in data revenues, both from corporate data and residential DSL services, were augmented by higher revenues in local exchange and national long distance. ILD revenues continued to decline as our dollar-linked revenues were adversely impacted by the 16% appreciation of the average US dollar/peso exchange rate in 2008. Fixed line revenues would have improved another 4% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers grew by over 35,000 to 300,000 at the end of the first quarter 2008 from 264,000 at the end of 2007. PLDT DSL generated P1.3 billion in revenues for the first three months of 2008, up 33% from P1.0 billion in the same period in 2007, accounting for 51% of the PLDT Group’s broadband and internet revenues for the period.

Fixed Line EBITDA in the first quarter of 2008 improved 5% to P6.9 billion, in line with the increased revenues and lower operating costs. EBITDA margin was stable at 56%.

Representative of the convergent offerings which the Group will offer more of moving forward, PLDT Landline Plus (“PLP”) is a fixed-wireless telephone service that uses a combined fixed/ wireless platform in the delivery of fixed line voice and data services. Our plan is to launch PLP in areas with limited or non-existent PLDT fixed facilities. A postpaid version has been in the market since March 2007 and a prepaid offering was introduced in March this year. Demand for the service has been strong given the service’s value proposition. Subscribers to this service, net of churn, have reached 153,000 to-date.

"In the area of customer service, I am pleased that our recent organizational changes have resulted in some early tangible wins. We have set out to match our financial success with equally exceptional service and these initial successes bolster my conviction that we can make the necessary changes to transform our business and the culture of the Company, yet again," declared Nazareno.

ePLDT: Managing Challenges

ePLDT, the Group’s information and communications technology arm, reported service revenues of P2.6 billion for the first quarter of 2008, a 6% increase from the P2.4 billion recorded in the same period last year. Despite their significant growth, ePLDT’s revenues were likewise adversely impacted by the strong appreciation of the peso since approximately 80% of its service revenues are denominated in U.S. Dollars. As a result of this impact and combined with higher operating expenses, ePLDT’s EBITDA margin for the first quarter of 2008 declined to 14% compared with 17% for the same period in 2007, although higher than the 11% margin for the full year 2007. ePLDT’s revenues now account for 7% of PLDT’s consolidated service revenues.

Exhibit 1

Of total ePLDT revenues, 85% are accounted for by Customer Interaction Services (more commonly known as “call center”) through Ventus, and Knowledge Process Solutions through SPi. As at 31st March 2008, combined employees for SPi and Ventus totaled nearly 14,000, with over 6,400 for Ventus and around 7,600 for SPi.

Consolidated customer interaction services revenues continued to make significant gains, growing 11% to P867 million as a result of increased capacity utilization and higher billable hours, despite the appreciation of the peso. ePLDT Ventus, the umbrella brand for ePLDT’s customer interactive business, now operates seven customer interaction service facilities with combined seats of 6,500.

SPi Technologies (SPi), ePLDT’s knowledge processing arm, generated revenues of P1.3 billion in the first quarter of 2008. In addition to the Philippines and the USA, SPi has operations in India and Vietnam.

“The outlook for SPi’s main verticals varies, with publishing and medical billing looking to continue their strong performance, legal discovery breaking even and focusing on stepping up sales efforts to maximize fixed overhead, and medical transcription continuing to work on improving productivity and margins. We are proceeding with the integration of SPi and Ventus which we anticipate will result in improved margins. Our other businesses, though smaller in scale and in revenue contribution, are holding their own and will provide opportunities for growth in the future,” said Ray C. Espinosa, ePLDT President and CEO.

PLDT at 80 – Changing Lives

“We seem to have deflected, for the meantime, the economic downturn that is affecting much of the world. Our sustained growth in the first quarter indicates that the teeth of inflation and rising prices have yet to bite deeply into our business. Nonetheless, we realize that a global slowdown will undoubtedly take its toll on all businesses eventually, and that the peso/dollar exchange rate will continue to impact our financials. However, we have put in place measures that are intended precisely to mitigate these adverse developments and we are now on a watching brief for the remaining nine months of the year - cautious and vigilant yet confident still that the year 2008 will be a better one,” concluded Manuel V. Pangilinan, Chairman of PLDT. “

###

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

Exhibit 1

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

May 6, 2008

Philippine Stock Exchange

4/F PSE Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

May 6, 2008

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,184,839 As of March 31, 2008	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. May 6, 2008

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_______________________________________________________________________________________________________________________________________________________________________________________

Exhibit 2

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on May 6, 2008, the following matters were approved or authorized:

1. Promotion of the following persons to the positions indicated opposite their respective names, effective May 6, 2008:

Name	Position
1. June Cheryl Cabal-Furigay	From Vice President, Financial Reporting and Controllership to First Vice President, Financial Reporting and Controllership
2. Katrina Luna-Abelarde	From Assistant Vice President, Small and Medium Enterprise to Vice President, Small and Medium Enterprise

2. Confirmation of appointment of Danny Y. Yu as a First Vice President, seconded to PLDT Global Corporation as Chief Financial Officer.

3. Declaration of the following cash dividends out of the unrestricted retained earnings of the Company as of December 31, 2007:

a. A total of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2008, payable on June 15, 2008 to the holder of record on May 23, 2008.

b. P0.051944 per day per outstanding share of the Company’s Series V Convertible Preferred Stock which were originally issued on June 4, 2001 and will be mandatorily converted into Common Stock of the Company on June 5, 2008 (the “Converted CPS V”), for the period April 16, 2008 to June 4, 2008, payable on June 23, 2008 to the holders of record of said Converted CPS V at the close of business on June 4, 2008.

c. US$0.001103 per day per outstanding share of the Company’s Series VI Convertible Preferred Stock of the Company which were originally issued on June 4, 2001 and will be mandatorily converted into Common Stock of the Company on June 5, 2008 (the “Converted CPS VI”), for the period April 16, 2008 to June 4, 2008, payable on June 23, 2008 to the holders of record of said Converted CPS VI at the close of business on June 4, 2008.

Page 5 of 6

Exhibit 2

We

also disclose that at a meeting held on May 5, 2006, the Audit Committee of the Board of Directors of the Company appointed Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2008.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

May 6, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 6, 2008